Exhibit 23.3




                      Consent of Independent Accountants

We hereby consent to the incorporation by reference in this Registration Statement of FrontLine Capital Group on Form S-3 of our report dated January 6, 2000 relating to the consolidated balance sheet as of December 31, 1998 and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders' equity (deficit), and of cash flows and the supplemental schedule of valuation and qualifying accounts for each of the two years in the period ended June 30, 1998 and for the period July 1, 1998 to December 31, 1998 of VANTAS Incorporated and Subsidiaries, which appears in the Current Report on Form 8-K of Reckson Service Industries, Inc. filed March 2, 2000. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

New York, New York
April 6, 2000